Exhibit 99.3

SHARE SUBSCRIPTION AGREEMENT

dated as of June 20, 2023

by and between

NIO INC.

and

CYVN HOLDINGS L.L.C.

TABLE OF CONTENTS

SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT (this "**Agreement**"), dated as of June 20, 2023, by and between NIO Inc., an exempted company incorporated in the Cayman Islands (the "**Company**"), and CYVN Holdings L.L.C., a limited liability company organized under the laws of Abu Dhabi, United Arab Emirates (the "**Purchaser**").

WHEREAS

The Company desires to issue, sell and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Company, upon the terms and conditions set forth in this Agreement, an aggregate of 84,695,543 Class A Ordinary Shares, par value US$0.00025 per share, of the Company (the "**Securities**").

Concurrently with the sale of the Securities, the Company and the Purchaser will execute and deliver a Registration Rights Agreement, in the form attached hereto as <u>Exhibit A</u> (the "**Registration Rights Agreement**"), pursuant to which the Company will agree to provide the Purchaser certain registration rights under the Securities Act (as defined below).

The Purchaser has entered into a share purchase agreement with Image Frame Investment (HK) Limited (the "**Existing Shareholder**") pursuant to which the Purchaser purchased 40,137,614 Class A Ordinary Shares beneficially owned by the Existing Shareholder (the "**Secondary Share Transfer**").

NOW, THEREFORE, in consideration of the foregoing and representations, warranties, covenants and agreements set forth herein as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, the Company and the Purchaser hereby agree as follows:

1. <u>DEFINITIONS</u>

The following capitalized terms shall have the following meanings for purposes of this Agreement:

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Act**" means the Companies Act (As Revised) of the Cayman Islands;

"**ADS**" means American Depositary Share, each representing one (1) Class A Ordinary Shares of the Company as of the date hereof;

"**Affiliate**" means an "affiliate" within the meaning of Rule 405 under the Securities Act;

"**Aggregate Purchase Price**" has the meaning set forth in Section 2(a);

"**Agreement**" has the meaning set forth in the preamble;

"**Anti-Corruption Laws**" means the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and any other applicable laws or regulations related to bribery or corruption;

"**Anti-Money Laundering Laws**" means the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, the Proceeds of Crime Act (Revised) of the Cayman Islands, the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, the Terrorism Act (Revised) of the Cayman Islands, the Proliferation Financing (Prohibition) Act (Revised) of the Cayman Islands, the Guidance Notes on the Prevention and Detection of Money Laundering, Terrorist Financing and Proliferation Financing in the Cayman Islands, and any other applicable laws or regulations related to terrorist financing or money laundering;

"**Board**" means the Company's Board of Directors;

"**Business Day**" means any weekday that is not a day on which banking institutions in the Cayman Islands, the Hong Kong Special Administrative Region, New York City, Abu Dhabi or the PRC are authorized or required by law, regulation or executive order to be closed;

"**Change of Control**" means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the 1934 Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) of a majority of the total voting power of the voting stock of the Company;

"**Class A Ordinary Shares**" means the Company's Class A ordinary shares, par value US$0.00025 per share;

"**Closing**" has the meaning set forth in Section 2(b)(i);

"**Closing Date**" has the meaning set forth in Section 2(b)(i);

"**Company**" has the meaning set forth in the preamble;

"**Company Articles**" means the Thirteenth Amended and Restated Memorandum and Articles of Association of the Company, as may be amended from time to time;

"**Contract**" means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, arrangement or understanding;

"**Encumbrance**" means any mortgage, lien, pledge, charge, security interest, title defect, preemptive or similar right or other encumbrance;

"**Ex-Im Laws**" means (a) the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and any other applicable laws or regulation related to export controls administered or enforced by an applicable Governmental Entity; and (b) import controls and customs laws administered by U.S. Customs and Border Protection and any other applicable Governmental Entity.

"**Existing Shareholder**" has the meaning set forth in the Recitals;

"**GAAP**" means generally accepted accounting principles in the United States;

"**Governmental Entity**" means any supranational, national, provincial, state, municipal, local or other government, whether U.S., PRC or otherwise, any instrumentality, subdivision, administrative agency or commission thereof, court, other governmental authority or regulatory body or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority or any self-regulatory agency (including any stock exchange);

"**Hong Kong Listing Rules**" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

"**Hong Kong Stock Exchange**" means The Stock Exchange of Hong Kong Limited;

"**Hong Kong Stock Exchange Documents**" means all announcements, proxy statements and other statements, reports, forms and other documents that are either required to be or have otherwise been filed by the Company with the Hong Kong Stock Exchange or published on the website of the Hong Kong Stock Exchange from time to time;

"**HKIAC**" has the meaning set forth in Section 9(b);

"**Indemnifiable Loss**" means, with respect to any Person, any action, claim, cost, damage, deficiency, disbursement, expense, liability, loss, obligation, penalty, settlement, suit, or Tax of any kind or nature, together with all interest, penalties, legal, accounting and other professional fees and expenses reasonably incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, imposed on or otherwise actually incurred or suffered by such Person, whether directly or indirectly;

"**Lock-Up Period**" has the meaning set forth in Section 5(e);

"**Material Adverse Effect**" means any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments, that has or would reasonably be expected to have a material adverse effect on (a) the business or operations of the Company and its Subsidiaries (taken as a whole) as presently conducted, or the condition (financial or otherwise), assets or results of operation of the Company and its Subsidiaries (taken as a whole) or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business of the Company or any Subsidiary relating to or arising in connection with (i) any action expressly required to be taken pursuant to the terms and conditions of this Agreement or taken at the written direction of the Purchaser, (ii) economic changes affecting the industry in which the Company and its Subsidiaries operate generally or the economy of the PRC or any other market where the Company and its Subsidiaries have material operations or sales generally, (iii) the execution, announcement or disclosure of this Agreement or the pendency or consummation of the transactions contemplated hereunder, (iv) changes in generally accepted accounting principles, (v) changes in general legal, tax or regulatory conditions, (vi) changes in national or international political or social conditions, including any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest, or (vii) earthquakes, hurricanes, floods, epidemic-induced public health crises or other disasters; provided further, however, that any event, occurrence, fact, condition, change or development referred to in clauses (ii), (vi) and (vii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, change or development has

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a disproportionate effect on the Company or its Subsidiaries (taken as a whole) compared to other similarly situated participants in the industries and geographies in which the Company and its Subsidiaries operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred).

"**NYSE**" means the New York Stock Exchange;

"**Person**" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof;

"**PRC**" means the People's Republic of China;

"**Public Documents**" means, collectively, the SEC Documents, the Hong Kong Stock Exchange Documents and the Singapore Exchange Documents;

"**Purchaser**" has the meaning set forth in the preamble;

"**Purchaser Designee**" has the meaning set forth in Section 5(c);

"**Registration Rights Agreement**" has the meaning set forth in the Recitals;

"**Sanctioned Country**" means any country or territory that is itself the target of comprehensive Sanctions (including Cuba, Iran, North Korea, Syria, Crimea and those portions of the Donetsk People's Republic or Luhansk People's Republic regions (and such other regions) of Ukraine over which any Sanctions authority imposes comprehensive Sanctions), or any country or territory whose government is the subject of Sanctions (including Venezuela) or that is otherwise the subject of broad Sanctions restrictions (including Afghanistan, Russia and Belarus).

"**Sanctioned Person**" means any Person that is (a) the target of Sanctions, including any Person identified on the U.S. Department of the Treasury's Office of Foreign Assets Control ("**OFAC**") Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identifications List, or any other Sanctions-related list maintained by a Sanctions authority; (b) a Person that is organized, located or resident in a Sanctioned Country; or (c) any Person owned or controlled by any Person(s) described in clause(s) (a) and/or (b).

"**Sanctions**" means economic, financial and trade sanctions administered or enforced by the United States (including OFAC, U.S. Department of State, and U.S. Department of Commerce); European Union and each member state thereof; United Kingdom (including Her Majesty's Treasury); and United Nations Security Council.

"**SEC**" means the U.S. Securities and Exchange Commission;

"**SEC Documents**" means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents that are either required from time to time to be or have otherwise been filed or furnished by the Company with or to the SEC, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein;

"**Secondary Share Transfer**" has the meaning set forth in the Recitals;

"**Securities**" has the meaning set forth in the Recitals;

"**Securities Act**" means the United States Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder;

"**SFC**" has the meaning set forth in Section 4(o);

"**SFO**" has the meaning set forth in Section 4(o);

"**Singapore Exchange**" means The Singapore Exchange Securities Trading Limited;

"**Singapore Exchange Documents**" means all announcements, proxy statements and other statements, reports, forms and other documents that are either required to be or have otherwise been filed by the Company with the Singapore Exchange or published on the website of the Singapore Exchange from time to time.

"**Subsidiary**" means any entity of which a majority of the outstanding equity securities or other ownership interests representing a majority of the outstanding equity interests or otherwise having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned or controlled by the Company, and includes any entity which is directly or indirectly controlled by the Company (including, for the avoidance of doubt, any variable interest entities that are consolidated into the financial statements of the Company);

"**Transaction Documents**" means this Agreement, the Registration Rights Agreement and any other agreement, document or instrument entered into or delivered in connection with the transactions contemplated hereby or thereby;

"**Transfer**" means directly or indirectly, offer, sell, contract to sell, pledge, transfer, assign, give, hypothecate, encumber, grant a security interest in, convey in trust, gift, devise or descent, or otherwise dispose of, or suffer to exist (whether by operation of law of otherwise) any Encumbrance on, any of the Securities or any right, title or interest therein or thereto, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Company's securities, in cash or otherwise, or publicly disclose the intention to make any such disposition or to enter into any such transaction, swap, hedge or other arrangement, including transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Securities; and

"**U.S.**" or "**United States**" means the United States of America.

2.   PURCHASE AND SALE OF SECURITIES

(a)   Purchase of Shares. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Company shall issue and sell to the Purchaser, and the Purchaser shall subscribe for and purchase from the Company, the Securities, free and clear of all Encumbrances (except for restrictions created by virtue of transactions contemplated by this Agreement), for the aggregate purchase price of US$738,545,134.96 (the "**Aggregate**

Purchase Price"), representing US$8.72 per Class A Ordinary Share, which is the volume weighted average price of Class A Ordinary Shares (as adjusted for the American depository share-to-Class A Ordinary Share ratio) on the NYSE over the seven consecutive trading days immediately preceding June 19, 2023.

(b)   Closing.

(i)   Date and Time. Subject to satisfaction or, to the extent permissible, waiver of the conditions set forth in Sections 6 and 7 (other than conditions that by their nature are to be satisfied upon the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing by the applicable parties), the closing of the sale and purchase of the Securities (the "**Closing**") shall take place remotely via exchange of documents and signatures on such date that is no later than five (5) Business Days after each of the conditions set forth in Sections 6 and 7 has been fulfilled or waived (other than those conditions that can be fulfilled only at the Closing), as is specified by the Company and the Purchaser or at such other date and location as may be mutually agreed in writing by the Company and the Purchaser (such date, the "**Closing Date**").

(ii)   Payment and Delivery. At the Closing:

(A)   the Purchaser shall pay or caused to be paid the Aggregate Purchase Price to the Company by electronic bank transfer of immediately available funds to a bank account designated in writing by the Company at least three (3) Business Days prior to the Closing Date;

(B)   the Company shall deliver to the Purchaser an updated certified extract of the register of members of the Company kept in accordance with the Act evidencing the ownership of the Securities by the Purchaser;

(C)   the Company shall deliver to the Purchaser a certificate, executed on behalf of the Company by an executive officer or other authorized person, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 7(b), 7(c), 7(d), 7(f) and 7(g); and

(D)   the Purchaser shall deliver to the Company a certifciate, executed on behalf of the Purchaser by an executive or other authorized person, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 6(b), 6(c) and 6(d).

3.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company as of the date hereof and as of the Closing Date that:

(a)   Organization. The Purchaser is a company duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

(b)   Authorization; Enforcement; Validity. The Purchaser has the requisite entity power and authority to enter into and perform this Agreement and to consummate the transactions contemplated by this Agreement and each other Transaction Document to which it is a party. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated by and in compliance with the provisions of this Agreement have

676615.03B-HKGSR01A - MSW

been, or at the Closing will be, duly authorized by all necessary entity action on the part of the Purchaser. This Agreement has been and, at or prior to the Closing, and each other Transaction Document to be delivered at the Closing will be, duly executed and delivered by the Purchaser and constitute the legal, valid and binding obligations of the Purchaser. This Agreement constitutes and, upon the execution and delivery thereof by the Purchaser, each other Transaction Document will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(c)   No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents and the consummation by the Purchaser of the transactions contemplated hereby and thereby do not and will not (i) result in a violation of the organizational or constitutional documents of the Purchaser, or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state, and any other applicable, securities laws) applicable to the Purchaser, except in the case of clause (ii) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(d)   Consents and Approvals. Neither the execution and delivery by the Purchaser of this Agreement or any other Transaction Document, nor the consummation by the Purchaser of any of the transactions contemplated hereby or thereby, nor the performance by the Purchaser of this Agreement or any other Transaction Document in accordance with its respective terms, requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any Governmental Entity or any third party prior to the Closing, except (i) any filing or report required to be made with or submitted to the SEC, the Hong Kong Stock Exchange or the Singapore Exchange and (ii) for such that would not have a material adverse effect on the Purchaser's ability to consummate the transactions contemplated by this Agreement.

(e)   Status and Investment Intent.

(i)   Investment Experience. The Purchaser is a sophisticated investor with knowledge and experience in financial and business matters such that the Purchaser is capable of evaluating the merits and risks of the investment in the Securities. The Purchaser is able to bear the economic risks of an investment in the Securities. The Purchaser has carefully reviewed all documents relating to the transactions contemplated by this Agreement and has been provided with all other materials that it considers relevant to the transactions contemplated by this Agreement, has had a full opportunity to ask questions of and receive answers from the Company or any person acting on behalf of the Company concerning the terms and conditions of transactions contemplated by this Agreement. In making its decision to invest in the Company, the Purchaser is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, except for the statements, representations and warranties contained in this Agreement.

(ii)   Restricted Securities. The Purchaser acknowledges that the Securities are "restricted securities" that have not been registered under the Securities Act or any applicable state securities law. The Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Securities may only be offered, sold or otherwise transferred (x) to the Company, (y) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, or (z) pursuant to an exemption from registration under the Securities Act.

(iii) Not U.S. Person. Such Purchaser is not a "U.S. person" as defined in Rule 902 of Regulation S.

(f) No Public Sale or Distribution. The Purchaser is acquiring the Securities for its own account and not with a view to, or with any intention of, resale, distribution or other disposition thereof in a manner that would violate the registration requirements of the Securities Act. The Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities. The Purchaser is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(g) Legends. The Purchaser understands that the Securities and the register of members of the Company shall bear, in addition to any other legends required under applicable laws, the following legend:

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE PURCHASER: (1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS LOCATED OUTSIDE THE UNITED STATES AND NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT), AND (2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THE SECURITIES, OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A NON-U.S. PERSON OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED UNDER THE SECURITIES ACT (IF AVAILABLE). THE SECURITIES ARE ALSO SUBJECT TO LOCK-UP PURSUANT TO THAT CERTAIN SHARE SUBSCRIPTION AGREEMENT, DATED AS OF JUNE 20, 2023, BY AND AMONG THE HOLDER OF SUCH SECURITIES, AND NIO INC., AND MAY ONLY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED DURING THE TERM OF THE LOCK-UP PURSUANT TO THE TERMS SET FORTH IN SUCH SHARE SUBSCRIPTION AGREEMENT.

(h) Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Purchaser.

(i)   Sufficient Funding. The Purchaser has at its disposal sufficient funding to pay the Aggregate Purchase Price and consummate the transactions contemplated hereby.

(j)   No Additional Representations. The Purchaser makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Purchaser to the Company in accordance with the terms thereof.

4.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as of the date hereof and as of the Closing Date (except for such representations and warranties made only as of a specific date), that, except as otherwise disclosed in the Public Documents:

(a)   Organization and Qualification. The Company is a corporation duly incorporated and validly existing in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted.

(b)   Capitalization. The authorized share capital of the Company is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) 2,632,030,222 Class A Ordinary Shares, (ii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each and (iii) 1,219,469,778 shares of a par value of US$0.00025, each of such class or classes (however designated) as the Board may determine in accordance with the Company Articles. As of June 18, 2023, 1,545,410,843 Class A Ordinary Shares and 148,500,000 Class C ordinary shares are issued and outstanding. All of the outstanding ordinary shares of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with the then effective memorandum and articles of association of the Company, the Act and all applicable securities laws, including the rules and regulations of each of NYSE, the Singapore Exchange and the Hong Kong Stock Exchange, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in the Public Documents, the Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c)   Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, the issuance of the Securities, has been duly authorized by the Board and no further filing, consent or authorization (including any shareholder approval) is required by the Board or otherwise, except for any required filing regarding the issuance of additional securities with NYSE, Hong Kong Stock Exchange or Singapore Exchange. This Agreement has been and, at or prior to the Closing, each other Transaction Document to be delivered at the Closing will be, duly executed and delivered by the Company. This Agreement constitutes and, upon the execution and delivery thereof by the Company, each other Transaction Document to which it is a party will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(d)   No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby (including, the issuance of the Securities) will not (i) result in a violation of the Company Articles, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company is a party, or (iii) subject to the terms of this Agreement, result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations, and the rules and regulations of NYSE, the Hong Kong Stock Exchange and the Singapore Exchange applicable to the Company or by which any property or asset of the Company is bound or affected), except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(e)   Consents. Assuming the accuracy of the representations and warranties of the Purchaser under this Agreement and other Transaction Documents, in connection with the entering into and performance of this Agreement and the other Transaction Documents, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (i) any Governmental Entity in order for it to execute and deliver the Transaction Documents or perform any of its obligations under or contemplated by the Transaction Documents or (ii) any third party pursuant to any agreement, indenture or instrument to which the Company is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for (x) any required filing or notifications regarding the issuance of additional securities with the SEC, NYSE, the Hong Kong Stock Exchange or the Singapore Exchange; or (y) the failure to obtain such consent, authorization, order, or make such filing or registration that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(f)   Issuance of Securities. The Securities, when issued and paid for in accordance with the terms hereof, will be duly authorized, validly issued and non-assessable and free from any Encumbrance and the Securities will be fully paid with the holders being entitled to all rights accorded to a holder of the Company's Class A Ordinary Shares. Assuming the accuracy of the representations and warranties set forth in Section 3 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the Securities Act.

(g)   No Direct Selling Efforts. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or direct selling efforts as that terms is defined in Rule 902 of Regulation S in connection with the offer or sale of the Securities.

(h)   Public Documents. The Company has timely filed all the Public Documents.

(i)   As of their respective effective dates (in the case of the SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other SEC Documents), or in each case, if

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amended prior to the date hereof, as of the date of the last such amendment, (A) each of the SEC Documents complied in all material respects with the requirements of the Securities Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and, (B) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the material statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the SEC with respect to any SEC Document.

(ii) As of their respective dates of submission or publication of the Hong Kong Stock Exchange Documents, or in each case, if amended prior to the date hereof, as of the date of the last such amendment, (A) each of the Hong Kong Stock Exchange Documents complied in all material respects with the applicable requirements of the Hong Kong Listing Rules and (B) none of the Hong Kong Stock Exchange Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the material statements therein, in the light of the circumstances under which they were made, not misleading.

(iii) As of their respective dates of submission or publication of the Singapore Exchange Documents, or in each case, if amended prior to the date hereof, as of the date of the last such amendment, (A) each of the Singapore Exchange Documents complied in all material respects with the applicable requirements of the listing manual of the Singapore Exchange and the Singapore Code of Corporate Governance and (B) none of the Singapore Exchange Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the material statements therein, in the light of the circumstances under which they were made, not misleading.

(i)   <u>Financial Statements</u>. As of their respective dates, the financial statements of the Company included in the Public Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, the Hong Kong Stock Exchange and the Singapore Exchange with respect thereto. The consolidated financial statements (including any related notes thereto) included or <u>incorporated</u> by reference in the Public Documents fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated therein and the consolidated results of their operations and cash flows for the periods specified therein. Such financial statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements).

(j)   <u>Internal Controls</u>. The Company and its Subsidiaries maintain (and have maintained), with respect to the operations of the business of the Company and its Subsidiaries a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the 1934 Act) that is sufficient to provide reasonable assurance that (A) transactions are recorded as necessary to permit preparation of consolidated financial statements of the Company in accordance with GAAP, (B) receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the Board, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries.

(k) <u>No Material Adverse Effect</u>. Since December 31, 2022, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(l) <u>Litigation</u>. Except as disclosed in the Public Documents, there are no claims, suits, actions or proceedings pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents or which would reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

(m) <u>Compliance with Applicable Laws</u>. Except as set forth in the Public Documents, each of the Company and its Subsidiaries has conducted its businesses in compliance with all applicable laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance, individually or in the aggregate, do not and would not reasonably be expected to have, a Material Adverse Effect, and as of the date of this Agreement, the Company has not received any comment letter from the SEC or the staff thereof or any notices from NYSE, the Singapore Exchange or the Hong Kong Stock Exchange regarding non-compliance with any of such Governmental Entity's rules or regulations.

(n) <u>Sanctions, Anti-Corruption, Ex-Im Laws and Anti-Money Laundering</u>. Neither the Company nor any of its Subsidiaries, or any of their respective directors, officers, employees is a Sanctioned Person. The Company and its Subsidiaries, and to the knowledge of the Company, their respective directors, officers and employees have been for the past five (5) years prior to the date hereof and are currently in compliance with Sanctions, Anti-Corruption Laws, Ex-Im Laws and Anti-Money Laundering Laws. For the past five (5) years prior to the date hereof, neither the Company nor its Subsidiaries (i) has had or currently has assets located in, or otherwise directly or indirectly has derived or currently derives revenues from or has engaged or currently engages in investments in or with, any Sanctioned Country; or (ii) directly or indirectly has derived or currently derives revenues from or has engaged or currently engages in investments, dealings, activities or transactions in or with any Sanctioned Person. For the past five (5) years prior to the date hereof, there has not been, and there is no, pending or, to the Company's knowledge, threatened action, suit, proceeding or investigation before any court or other Governmental Entity against the Company or any Subsidiary or Affiliate of the Company, or any of their respective officers, directors, employees, or, to the knowledge of the Company, agents (with respect to such agents' activities or transactions that were within the scope of their authorized agency relationship with the Company or its Subsidiaries), or any investigation by the Company, a Subsidiary or Affiliate of the Company, or their respective legal or other representatives involving the foregoing, that relates to a potential or actual violation of Sanctions, Anti-Corruption Laws, Ex-Im Laws or Anti-Money Laundering Laws; nor does a basis for any such claim exist.

(o) <u>Securities and Futures Ordinance</u>. The conditions on which the Hong Kong Securities and Futures Commission (the "**SFC**") granted a partial exemption under section 309(2) of the Securities and Futures Ordinance (the "**SFO**") to the Company, its substantial shareholders, directors and chief executive from strict compliance with the provisions of Part

XV of the SFO continue to be satisfied and there has been no material change that has caused the SFC to withdraw or reconsider such exemption.

(p) Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or any of its Subsidiaries for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Company or any of its Subsidiary.

(q) No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

5. COVENANTS AND ADDITIONAL AGREEMENTS

(a) Business Cooperation Agreements. Following the Closing Date, the Company and the Purchaser (or any of their respective Affiliates) shall use their respective commercially reasonable efforts to discuss, negotiate and enter into one or more detailed definitive agreements after Closing reflecting the business cooperation arrangements specified in Exhibit B attached hereto.

(b) Consents and Approvals. The Purchaser shall take all necessary actions to obtain all requisite internal consents, approvals, or authorizations with respect to Closing as soon as practicable after the date hereof and in any event prior to the Closing Date.

(c) Director Nomination Right.

(i) Upon the Closing, the Purchaser shall be entitled to nominate one (1) director to the Board (such Person, the "**Purchaser Designee**"), subject to requirements of the NYSE, the Hong Kong Stock Exchange, the Singapore Exchange or any other applicable securities exchange, and the Company shall, take all necessary actions to add such Purchaser Designee to the Board at the next regularly scheduled meeting of the Board after the Closing. The Purchaser may exercise its director nomination rights hereunder through delivery of a written notice to the Company regarding the nomination, and the appointment of the Purchaser Designee by the Board shall be subject to the Company Articles and requirements of the NYSE, the Hong Kong Stock Exchange, the Singapore Exchange or any other applicable securities exchange applicable to the composition of the Board and qualifications and appointment of directors. The Company and the Board shall take customary and reasonable actions to obtain shareholder approval of the Purchaser Designee as a director of the Board to the extent such approval is required under applicable law. The Company shall take all necessary actions to ensure that, at all times when a Purchaser Designee is eligible to be appointed or nominated, there are sufficient vacancies on the Board to permit such designation.

(ii) The Purchaser shall have the right to request (by written notice to the Board) the removal of the Purchaser Designee, following which the Company and the Board shall take all necessary actions to cause the removal of such

Purchaser Designee as a director of the Company. If any Purchaser Designee ceases to serve on the Board for any reason during his or her term, the vacancy created thereby shall be filled, and the Company shall cause the Board to fill such vacancy, with a new Purchaser Designee eligible to serve on the Board in accordance with Section 5(c)(i); provided, however, notwithstanding anything to the contrary in this Agreement, in the event that the Purchaser's rights under this Section 5(c) are terminated, any Purchaser Designee serving on the Board shall tender his or her resignation to the Board.

(iii)   For the avoidance of doubt, a Purchaser Designee shall be entitled (A) to the same retainer, equity compensation and other fees or compensation, including travel and expense reimbursement, paid to the directors of the Company for his or her service as a director and (B) to the same indemnification rights as other directors of the Company, and the Company shall maintain, in full force and effect, directors' and officers' liability insurance in reasonable amounts to the same extent it now indemnifies and provides insurance for the directors on the Board.

(iv)   The rights of the Purchaser under this Section 5(c) shall terminate automatically if the Purchaser and its Affiliates beneficially own less than five percent (5%) of the then total issued and outstanding share capital of the Company.

(d)   <u>Expenses</u>. Each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

(e)   <u>Purchaser Lockup</u>. The Purchaser shall not, during the period commencing on the date hereof and ending six (6) months after the Closing Date (the "**Lock-Up Period**"), Transfer any portion or interest of the Securities purchased hereunder without the prior written consent of the Company, other than (A) to any Affiliate of the Purchaser or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Purchaser or as part of a distribution to members or shareholders of the Purchaser upon liquidation, (B) pursuant to tenders, sales or other transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of ADS or Class A Ordinary Shares or involving a Change of Control of the Company, (C) Class A Ordinary Shares and ADSs acquired by the Purchaser in open market transactions subsequent to the Closing or (D) to the Company. Any purported sale, transfer, pledge, encumbrance, assignment, loan, or disposal of the Securities in violation of the foregoing sentence without prior written consent of the Company shall be null and void.

(f)   <u>Public Disclosure</u>. Without limiting any other provision of this Agreement, the Company and Purchaser, to the extent permitted by applicable law, will consult with each other before issuance of, and provide each other the opportunity to review and comment upon, any press release or public statement with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation with and consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as to such press release or public statement (and information contained therein) that the Company or the Purchaser determines, after consultation with outside legal counsel, is required by law, rules, regulations or any listing agreement with or requirement of the SEC, NYSE, the Hong Kong Stock Exchange, the Singapore Exchange or any other applicable securities exchange; provided that the disclosing party shall, to the extent permitted by applicable law, rules, regulations or any listing agreement with or requirement of the SEC, NYSE, the Hong Kong Stock Exchange, the Singapore Exchange or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure. Notwithstanding the foregoing, this Section 5(f) shall not apply to any press release or other public statement made by the Company that does not contain any information relating to this Agreement that has not been previously announced or made public in accordance with the terms of this Agreement and that is made in the ordinary course of business.

(g)   Sanctions, Anti-Corruption, Ex-Im Laws and Anti-Money Laundering. The Company and each of its Subsidiaries shall not, directly or indirectly, use any proceeds of the Aggregate Purchase Price, or use, lend, contribute or otherwise make available any such proceeds, to any Subsidiary, Affiliate, joint venture partner or other Person (i) to fund any investments, activities or transactions involving any Sanctioned Country or Sanctioned Person or (ii) if such use, loan, contribution, or the making available of any such proceeds would be prohibited under Sanctions for a Person subject to U.S., EU or UK jurisdiction; or otherwise in any manner in violation of Sanctions, Anti-Corruption Laws, Ex-Im Laws or Anti-Money Laundering Laws by any Person (including Purchaser, nominee, financial institution, arranger or advisor). The Company will maintain policies and procedures reasonably designed to ensure compliance with Sanctions, Ex-Im Laws Anti-Corruption Laws and Anti-Money Laundering Laws.

(h)   Use of Proceeds. The Company shall designate the proceeds from the sale of the Securities for research and development and expansion of business internationally.

6.   CONDITIONS TO THE COMPANY'S OBLIGATIONS

The obligation of the Company hereunder to issue and sell the Securities to the Purchaser at the Closing is subject to the satisfaction or waiver by the Company, on or before the Closing Date, of each of the following conditions:

(a)   Execution of Transaction Documents. The Purchaser shall have duly executed and delivered to the Company each of the Transaction Documents to which it is a party. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated by and in compliance with the provisions of the Transaction Documents have been duly authorized by all necessary entity action on the part of the Purchaser.

(b)   Performance. The Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by it on or before the Closing.

(c)   Representations and Warranties; Covenants. The representations and warranties of the Purchaser shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date); provided that each representation or

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warranty made by the Purchaser in this Agreement under Sections 3(a), 3(b) and 3(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date).

(d)   <u>No Stop Order</u>. There shall not be in force and effect any (A) law, rule or regulation (whether temporary, preliminary or permanent) or (B) order, judgment, verdict, subpoena, injunction, decree, ruling, determination or award by any Governmental Entity of competent jurisdiction, in either case, enjoining, prohibiting or having the effect of making illegal the consummation of the transactions contemplated by this Agreement.

(e)   <u>Closing of the Secondary Share Transfer</u>. The closing of the Secondary Share Transfer shall have occurred prior to the Closing.

7.   <u>CONDITIONS TO THE PURCHASER'S OBLIGATIONS</u>

The obligation of the Purchaser hereunder to purchase the Securities at the Closing is subject to the satisfaction or waiver by the Purchaser, on or before the Closing Date, of each of the following conditions:

(a)   <u>Execution of Transaction Documents</u>. The Company shall have duly executed and delivered to the Purchaser each of the Transaction Documents to which it is a party.

(b)   <u>Performance</u>. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by it on or before the Closing.

(c)   <u>Representations and Warranties; Covenants</u>. The representations and warranties of the Company contained in the Transaction Documents shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date); provided that each representation or warranty made by the Company in this Agreement under Sections 4(a), 4(b), 4(c), 4(f) and 4(g) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date).

(d)   <u>No Stop Order</u>. There shall not be in force and effect any (A) law, rule or regulation (whether temporary, preliminary or permanent) or (B) order, judgment, verdict, subpoena, injunction, decree, ruling, determination or award by any Governmental Entity of competent jurisdiction, in either case, enjoining, prohibiting or having the effect of making illegal the consummation of the transactions contemplated by this Agreement.

(e)   <u>Closing of the Secondary Share Transfer</u>. The closing of the Secondary Share Transfer shall have occurred prior to the Closing.

(f)   <u>No Material Adverse Effect</u>. No Material Adverse Effect shall have occurred since the date of this Agreement.

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(g) Exchange Listing. The Company shall have filed a supplemental listing application for the ADSs representing the Securities with NYSE and shall have received no objection thereto from NYSE.

8.   TERMINATION

(a) Subject to Section 8(b) below, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i)   by either the Company or the Purchaser, by written notice to the other party, if Closing does not occur by July 14, 2023;

(ii)   by mutual agreement of the Company and the Purchaser;

(iii)   by the Company or the Purchaser if there is in force and effect any (A) law, rule or regulation (whether temporary, preliminary or permanent) or (B) order, judgment, verdict, subpoena, injunction, decree, ruling, determination or award by any Governmental Entity of competent jurisdiction, in either case, enjoining, prohibiting or having the effect of making illegal the consummation of the transactions contemplated by this Agreement;

(iv)   by the Purchaser if any representation or warranty made by the Company under this Agreement shall have become untrue or there has been a breach of any covenant or agreement by the Company under this Agreement, which breach cannot be cured or, if it is capable of being cured, that is not cured within seven (7) Business Days of its occurrence, in either case such that the conditions set forth in Section 7 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8(a)(iv) if the Purchaser shall have materially breached or failed to perform any of its representation or warranty or covenant or agreement under any Transaction Document which breach or failure to perform would give rise to the failure of the condition set forth in Section 7; or

(v)   by the Company if any representation or warranty made by the Purchaser under this Agreement shall have become untrue or there has been a breach of any covenant or agreement by the Purchaser under this Agreement, which breach cannot be cured or, if it is capable of being cured, that is not cured within seven (7) Business Days of its occurrence, in either case such that the conditions set forth in Section 6 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8(a)(v) if the Company shall have materially breached or failed to perform any of its representation or warranty or covenant or agreement under any Transaction Document which breach or failure to perform would give rise to the failure of the condition set forth in Section 6.

(b) In the event of termination of this Agreement as provided in Section 8(a) above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties hereto and, as applicable, the officers, directors and shareholders of each party, except that the provisions of Sections 8 and 9 hereof shall remain in full force and effect; provided that nothing herein shall relieve any party hereto from liability for any breach of this Agreement that occurred prior to such termination.

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9.   MISCELLANEOUS

(a)   No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 9(a) nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.

(b)   Governing Law; Arbitration. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule thereof. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be submitted to arbitration upon the request of any party with notice to the other party. The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre ("**HKIAC**") in accordance with the HKIAC Administered Arbitration Rules then in effect, which rules are deemed to be incorporated by reference into this Section 9(b). There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration. The Chairman of the HKIAC shall select the third arbitrator, who shall be qualified to practice law in Hong Kong. If either party to the arbitration does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC. The arbitration proceedings shall be conducted in English. Each party irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration in Hong Kong and the HKIAC, and hereby submits to the exclusive jurisdiction of HKIAC in any such arbitration. The award of the arbitration tribunal shall be conclusive and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award. Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(c)   Remedies and Waivers. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall: (i) affect that right, power or remedy; or (ii) operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise or any other right, power or remedy. Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

(d)   Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signatures in the form of electronically imaged ".pdf" shall be considered due execution and

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shall be binding upon the signatory thereto with the same force and effect as if the signatures were original.

(e)   Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(f)   Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(g)   Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "or" shall not be exclusive. All references to "$" mean the lawful currency of the U.S. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(h)   Entire Agreement; Amendments. This Agreement (including all schedules and exhibits hereto), together with the other Transaction Documents constitute the entire agreement, and supersede all other prior oral or written agreements between the Purchaser, the Company, their Affiliates and Persons acting on their behalf with respect to the subject matter hereof and thereof. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Purchaser. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

(i)   Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally or by internationally recognized overnight courier service; (ii) upon receipt, when sent by email if sent during normal business hours of the recipient, and if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

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If to the Company:

NIO Inc.
Address: Building 19, No. 889, Tianlin Road
Minhang District
Shanghai, People's Republic of China
Telephone: +86 21 6908 2018
Email: ir@nio.com
Attention: Wei Feng and Jade Wei

with a copy (for informational purposes only) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Address: 46/F, Tower II, Jing An Kerry Centre
1539 Nanjing West Road
Shanghai 200040, People's Republic of China
Telephone: +86 21 6193 8225
Email: yuting.wu@skadden.com
Attention: Yuting Wu, Esq.

If to the Purchaser:

CYVN Holdings L.L.C.
Address: Building No.51B, Al Bateen Executive Airport,
Abu Dhabi, United Arab Emirates
Telephone: +971565092999
Email: eddy.skaf@adam-ev.com
Attention: Eddy Skaf

with a copy (for informational purposes only) to:

Akin Gump Strauss Hauer & Feld LLP
Address: One Bryant Park
New York, NY 10036
Telephone: +1 212-872-1081
Email: zwittenberg@akingump.com
Attention: Zachary Wittenberg

(j)   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that the Purchaser may assign its rights and obligations under this Agreement to one or more of its Affiliates in connection with the Purchaser's assignment of Securities to such Affiliates with prior written notice to the Company.

(k)   Further Assurances. Each of the Purchaser and the Company shall, in good faith, cooperate and consult with the other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all Governmental Entities, necessary or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l)   <u>Adjustment of Share Numbers</u>. If there is a subdivision, split, stock dividend, combination, reclassification or similar event with respect to any of the shares of Company's Class A Ordinary Shares referred to in this Agreement, then, in any such event, the numbers and types of shares of such Class A Ordinary Shares referred to in this Agreement shall be equitably adjusted as appropriate to the number and types of shares of such stock that a holder of such number of shares of such stock would own or be entitled to receive as a result of such event of such holder had held such number of shares immediately prior to the record date for, or effectiveness of, such event.

(m)   <u>Specific Performance</u>. The parties hereto acknowledge and agree irreparable harm would occur for which money damages would not be an adequate remedy in the event that any of the provisions of the Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to the Transaction Documents shall be entitled, in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise, to an injunction or injunctions, without posting a bond or undertaking and without proof of damages, to prevent breaches of the Transaction Documents and to enforce specifically the terms and provisions of the Transaction Documents.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Company and the Purchaser have caused their respective signature page to this Share Subscription Agreement to be duly executed as of the date first written above.

COMPANY: **NIO INC.**

By: /s/ Bin Li
Name: Bin Li
Title: Chairman of the Board of Directors
and Chief Executive Officer

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IN WITNESS WHEREOF, the Company and the Purchaser have caused their respective signature page to this Share Subscription Agreement to be duly executed as of the date first written above.

PURCHASER: **CYVN HOLDINGS L.L.C.**

By: /s/ Jassem Mohamed Obaid Bu Ataba Alzaabi
Name: Jassem Mohamed Obaid Bu Ataba Alzaabi
Title: Chairman

[*Signature Page to Share Subscription Agreement*]

Exhibit A

Registration Rights Agreement

[See Exhibit 99.4]

Exhibit B

Key Scope and Objectives of Business Cooperation

Following the Closing Date, the Parties hereby agree to cooperate with each other in the following areas if and only to the extent such cooperation (a) would not be prohibited under Sanctions for a Person subject to U.S., EU or UK jurisdiction; (b) would not be prohibited under Anti-Corruption Laws, Ex-Im Laws or Anti-Money Laundering Laws; (c) does not involve a Sanctioned Country; and (d) does not otherwise violate or contradict with any applicable local law or regulations: (i) the Investor shall have the right to participate in future investments and strategic expansions of the Company in connection with its international business, subject to the Company's expansion planning, market entry strategies and transaction structures to be tailored for the applicable jurisdictions. In particular, the Company undertakes to prioritize its expansion in the MENA market and will form a business plan with regards to MENA in consultation with the Investor within six (6) months of Closing; and (ii) the Company or its Affiliate to provide technology, engineering and supply chain support to CYVN Automotive, with detailed cooperation plan to be further discussed. The Company or its Affiliates will also consider potential investment into CYVN Automotive subject to the progress of development of CYVN Automotive and status of the Parties' technical cooperation.